THE HUNTINGTON FUNDS

2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

November   , 2015

Dear Contract Owner:

You are an owner of a variable annuity contract or variable life insurance policy (each one a "Contract" and together "Contracts") issued by a separate account (each one a "Separate Account" and together "Separate Accounts") of one of a number of participating insurance companies (each an "Insurance Company" and, collectively, the "Insurance Companies"). Shares of one or more series of The Huntington Funds (the "Trust") have been purchased at your direction by an Insurance Company through one or more of the Separate Accounts to support contract values or fund benefits payable under your Contract. The Insurance Company (through its Separate Accounts through which your Contract was issued) is the record owner of shares of the series held in connection with your Contract.

As record owner of the shares of Huntington VA Dividend Capture Fund and Huntington VA Situs Fund (together, the "VA Funds"), the Insurance Companies have been asked by the Trust's Trustees to approve these proposals. In this regard, and as is more fully explained in the attached proxy statement, the Trust is holding a meeting of its shareholders to consider approval of the proposal. As you may know, your Contract gives you the right to instruct the Insurance Company on how to vote the shares of each of the VA Funds that are attributable to your Contract at any meeting of the VA Funds' shareholders at which shareholders are being asked to vote. **We are writing to you to ask that you instruct ~~us~~the relevant Insurance Company, either by telephone, internet or mail, in order that ~~we~~it may vote on your behalf at the meeting of shareholders of the VA Funds.** After you have given ~~us~~ instructions, you have the right to revoke those instructions prior to or at the meeting of shareholders.

I encourage you to take the time to read the enclosed proxy statement and cast your ballot for a special December 18, 2015 meeting of shareholders of the Trust. Your vote is vital to the outcome of the proposals that are being presented by the Board of Trustees of the Trust.

Among the proposals being presented to the shareholders of the Trust is the election of three Trustees to serve on the Board of Trustees until the next meeting of shareholders at which Trustees are elected. Shareholders are also being asked to approve Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc., and hereinafter referred to as "Rational" or the "Advisor") as investment advisor and a new advisory fee schedule for each VA Fund. Further, shareholders of the VA Funds are being asked to approve a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Finally, shareholders are being asked to approve a proposal to permit Rational, as the VA Funds' investment advisor, to rely on an exemptive order to hire and replace subadvisors or to modify subadvisory agreements without shareholder approval. Subject to waiver by Rational Capital LLC, the parent company of Rational, at its sole discretion, all proposals are contingent on shareholder approval of each of the other proposals, as well as approval by the shareholders of the Huntington Strategy Shares of certain proposals being submitted for their approval.

The Board of Trustees has carefully assessed these proposals, and unanimously recommends that shareholders vote FOR the proposals. To confirm the Board recommendations, please vote FOR all the proposals on the enclosed voting instruction form.

Your vote is important. Please take a moment after reviewing the enclosed materials to provide us with your voting instructions. Please follow the steps on the enclosed proxy card(s) to instruct us by internet or telephone, or by signing and returning the proxy card(s) in the enclosed postage pre-paid envelope. To request more information, please call us at the telephone number shown below.

If you should have any questions regarding these changes, please feel free to call Huntington Funds Shareholder Services at (800) 253-0412. Thank you for your continued investment in The Huntington Funds.

Sincerely,

Daniel Brewer
President and Chief Executive Officer

THE HUNTINGTON FUNDS

2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

Notice of Special Meeting of Shareholders

To be held on December 18, 2015

To the Shareholders entitled to vote, and owners of variable annuity contracts or variable life insurance policies (each one a "Contract" and together, "Contracts") issued by one of a number of participating insurance companies (each an "Insurance Company" and, collectively, the "Insurance Companies") entitled to give voting instructions in connection with a separate account of an Insurance Company.

NOTICE IS HEREBY GIVEN THAT a special meeting of the Shareholders of the Huntington Balanced Allocation Fund, Huntington Dividend Capture Fund, Huntington Global Select Markets Fund, Huntington Real Strategies Fund, and Huntington Situs Fund (together, the "Funds"), and Huntington VA Dividend Capture Fund and Huntington VA Situs Fund (together, the "VA Funds") of The Huntington Funds (the "Trust") will be held at the Trust's address at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208, on December 18, 2015 at 2:00 p.m. Eastern Time and any adjournments thereof (the "Meeting") for the following purposes:

	Proposal	To be voted on by shareholders of:
Proposal 1	To elect three Trustees to serve on the Board of Trustees until the next meeting of shareholders at which Trustees are elected	All Funds; All VA Funds
Proposal 2	To approve an Advisory Agreement between the Trust and Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.)	The Funds only, with each Fund voting separately
Proposal 3	To approve an Advisory Agreement between the Trust and Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.)	The VA Funds only, with each VA Fund voting separately
Proposal 4	To approve a Subadvisory Agreement between Rational Advisors, Inc. and The Cambridge Strategy (Asset Management) Limited	Huntington Global Select Markets Fund only
Proposal 5	To approve a Distribution Plan under Rule 12b-1 with regard to each VA Fund	The VA Funds only, with each VA Fund voting separately
Proposal 6	To approve a proposal to permit Rational Advisors, Inc., as the investment advisor to all the Funds and the VA Funds, to rely on an exemptive order to hire and replace subadvisors or to modify subadvisory agreements without shareholder approval	All Funds, with each Fund voting separately; All VA Funds, with each VA Fund voting separately

The Trust will conduct any other business as may properly come before the Meeting or any adjournment(s) thereof.

1. ~~To elect three Trustees to serve on the Board of Trustees until the next meeting of shareholders at which Trustees are elected (Proposal 1). Shareholders of all of the Funds and the VA Funds will vote on this proposal.~~

2. ~~To approve an Advisory Agreement between the Trust and Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.) with regard to each Fund (Proposal 2). Shareholders of each of the Funds will vote on this proposal separately as to their respective Fund.~~

3. ~~To approve an Advisory Agreement between the Trust and Rational Advisors, Inc. with regard to each VA Fund (Proposal 3). Shareholders of each of the VA Funds will vote on this proposal separately as to their respective VA Fund.~~

4. ~~To approve a Subadvisory Agreement between Rational Advisors, Inc. and The Cambridge Strategy (Asset Management) Limited with regard to the Huntington Global Select Markets Fund (Proposal 4). Shareholders of Huntington Global Select Markets Fund will vote on this proposal separately.~~

5. ~~To approve a Distribution Plan under Rule 12b-1 (the "Rule 12b-1 Plan") with regard to each VA Fund (Proposal 5). Shareholders of each of the VA Funds will vote on this proposal separately as to their respective VA Fund.~~

6. ~~To approve a proposal to permit Rational Advisors, Inc., as the investment advisor to all the Funds and the VA Funds, to rely on an exemptive order to hire and replace subadvisors or to modify subadvisory agreements without shareholder approval (Proposal 6). Shareholders of the Funds and VA Funds will vote on this proposal separately as to their respective Fund or VA Fund.~~

7. ~~To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.~~

Subject to waiver by Rational Capital LLC, the parent company of Rational Advisors, Inc., at its sole discretion, all proposals are contingent on shareholder approval of each of the other proposals, as well as approval by the shareholders of the Huntington Strategy Shares of certain proposals being submitted for their approval. **The Trust's Board of Trustees recommends that shareholders of the Funds and the VA Funds vote to approve the proposals applicable to them.**

The Huntington Funds

2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208
(800) 253-0412

Special Meeting of Shareholders
To be held on December 18, 2015

PROXY STATEMENT

This Proxy Statement (the "Proxy Statement") is being furnished on behalf of the Board of Trustees (the "Board" or "Trustees") of The Huntington Funds (the "Trust"), a Delaware statutory trust, to shareholders of the Huntington Balanced Allocation Fund, Huntington Dividend Capture Fund, Huntington Global Select Markets Fund, Huntington Real Strategies Fund, and Huntington Situs Fund (together, the "Funds"), and Huntington VA Dividend Capture Fund and Huntington VA Situs Fund (together, the "VA Funds"), each a separate investment portfolio of the Trust.

The proxies will be used at a special meeting of shareholders to be held on December 18, 2015 at 2:00 p.m. Eastern time (the "Meeting") and any adjournments thereof, at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208, for the purposes set forth below and in the accompanying Notice of Special Meeting. The approximate mailing date of this Proxy Statement and the proxy card is on or about November 18, 2015, or as soon as practicable thereafter. The close of business on November 4, 2015 has been fixed as the record date (the "Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Trust had outstanding the following shares and classes of each Fund and VA Fund that were outstanding and entitled to vote:

	Share Class	Number of Shares
Huntington Balanced Allocation Fund	Class A	
Huntington Dividend Capture Fund	Class A	
	Institutional	
	Class C	
Huntington Global Select Markets Fund	Class A	
	Institutional	
Huntington Real Strategies Fund	Class A	
	Institutional	
Huntington Situs Fund	Class A	
	Institutional	
	Class C	
Huntington VA Dividend Capture Fund		
Huntington VA Situs Fund		

At the Meeting, shareholders will be asked to vote on the following matters:

	Proposal	To be voted on by shareholders of:
Proposal 1	To elect three Trustees to serve on the Board of Trustees until the next meeting of shareholders at which Trustees are elected	All Funds; All VA Funds

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	Proposal	To be voted on by shareholders of:
Proposal 2	To approve an Advisory Agreement between the Trust and Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.)	The Funds only, with each Fund voting separately
Proposal 3	To approve an Advisory Agreement between the Trust and Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.)	The VA Funds only, with each VA Fund voting separately
Proposal 4	To approve a Subadvisory Agreement between Rational Advisors, Inc. and The Cambridge Strategy (Asset Management) Limited	Huntington Global Select Markets Fund only
Proposal 5	To approve a Distribution Plan under Rule 12b-1 with regard to each VA Fund	The VA Funds only, with each VA Fund voting separately
Proposal 6	To approve a proposal to permit Rational Advisors, Inc., as the investment advisor to all the Funds and the VA Funds, to rely on an exemptive order to hire and replace subadvisors or to modify subadvisory agreements without shareholder approval	All Funds, with each Fund voting separately; All VA Funds, with each VA Fund voting separately

The Trust will conduct any other business as may properly come before the Meeting or any adjournment(s) thereof.

~~1.   To elect three Trustees to serve on the Board of Trustees until the next meeting of shareholders at which Trustees are elected (Proposal 1). Shareholders of all of the Funds and the VA Funds will vote on this proposal.~~

Subject to waiver by Rational Capital LLC, the parent company of Rational, at its sole discretion, all proposals are contingent on shareholder approval of each of the other proposals, as well as approval by the shareholders of the Huntington Strategy Shares of certain proposals being submitted for their approval.

Certain separate accounts (each one a "Separate Account" and together "Separate Accounts") of the Insurance Companies supporting Contracts issued by the Insurance Companies are the only shareholders of the VA Funds. However, each Insurance Company has agreed to vote the shares of the VA Funds at the Meeting in accordance with the timely instructions received from Contract Owners having contract value allocated to its Separate Accounts and invested in such VA Fund shares on the Record Date. Each Insurance Company will vote all of its shares of the VA Funds held by a Separate Account in the same proportion (for, against or abstain) as those shares of the Separate Account for which the Insurance Company receives timely instructions from persons entitled to give voting instructions.

The Trust is a statutory trust that was organized under Delaware law, and is registered with the Securities and Exchange Commission (the "Commission" or "SEC") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust currently issues nine series of shares, each series representing a fractional undivided interest in a particular investment portfolio and having a different investment objective and different investment policies. The proposals in this Proxy Statement apply only to shareholders of the Funds and the VA Funds.

Independent Nominees

Name, Address and Age	Position with the Trust	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Nominee/Trustee**	Other Directorships Held by Nominee
Tobias Caldwell 48	Trustee Nominee	N/A	Managing member, Bear Properties, LLC (2006 - present) (real estate firm); Managing member, PTL Real Estate, LLC (2000 – present) (real estate/investment firm); Managing member, Genovese Family Enterprises, LLC (1999 – present) (real estate firm).	[ ]	Lead independent trustee and Chair of Audit Committee, Mutual Fund Series Trust, [ ] funds (2006-present).
Stephen P. Lachenauer 48	Trustee Nominee	N/A	Attorney, private practice.	[9]	N/A
Donald McIntosh 47	Trustee Nominee	N/A	Credit risk review analyst, Santander Holdings USA (May 2015 – present); Governance analyst, Santander Bank (2011 – April 2015).	[9]	N/A

* The term of office of each Trustee is indefinite.
** The 'Fund Complex' will include the Trust, Huntington Strategy Shares and Mutual Fund Series Trust.

Executive officers of the Trust ~~who are not trustees~~

The following table contains information about the individuals who ~~will be~~ are the principal executive officers of the Trust ~~who are not listed above as Trustee nominees~~. Unless otherwise noted, the address of each individual is 37 West Broad Street, Columbus, OH 43215.

Name, Address and Age	Position with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Nominee/Trustee**	Other Directorships Held by Trustee
			Officers		
Daniel Brewer 46	President and Chief Executive Officer	Indefinite Term; Began Serving: April 2015	Senior Vice President, Huntington Asset Services, Inc. ("HASI") (March 2014 to present); Senior Vice President, Operations, BISYS Fund Services, (October 2002 to March 2014).	N/A	N/A

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Name, Address and Age	Position with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Nominee/Trustee**	Other Directorships Held by Trustee
			Officers		
Martin R. Dean 51	Anti-money Laundering Officer and Chief Compliance Officer ("CCO")	Indefinite Term; Began Serving: July 2013	Senior Vice President and Compliance Group Manager, HASI (July 2013 to present); Anti-Money Laundering Officer and Chief Compliance Officer, Huntington Strategy Shares (July 2013 to present); Director and Fund Accounting and Fund Administration Product Manager, Citi (2008 to June 2013).	N/A	N/A
Bryan W. Ashmus 42	Treasurer	Indefinite Term; Began Serving: November 2013	Vice President, Fund Administration, HASI (September 2013 to present); Principal Financial Officer and Treasurer, Valued Advisers Trust (December 2013 to present); Treasurer, Huntington Strategy Shares (November 2013 to present); Vice President, Fund Administration, Citi Fund Services, Ohio, Inc. (May 2005 to September 2013).	N/A	N/A
Jay S. Fitton 45 3805 Edwards Road Cincinnati, OH 45209	Secretary	Indefinite Term; Began Serving: February 2012	Vice President of Legal Administration, HASI (November 2011 to present); Secretary, Huntington Strategy Shares (October 2012 to present); Secretary, Capitol Series Trust (September 2013 to present); Vice President and Senior Counsel, J.P. Morgan Chase (April 2007 to November 2011).	N/A	N/A

None of the Nominees and officers own shares of the Trust or owned variable contracts that entitled them to vote with respect to the outstanding shares of the Funds or the VA Funds.

The Board and Oversight Function. The Board is responsible for oversight of the Trust. Upon shareholder approval, the Trust will engage Rational to manage the Funds and the VA Funds on a day-to-day basis. The Board is responsible for overseeing Rational and the other service providers in the operations of the Trust in accordance with each fund's investment objectives and policies and otherwise in accordance with its prospectus, the requirements of the 1940 Act and other applicable Federal, state and other securities and other laws, and the Trust's charter. The Board meets in person at regularly scheduled meetings four times throughout the year. In addition, the Trustees may meet in person or by telephone at special meetings or on an informal basis at other times. The Independent Trustees also regularly meet without the presence of any representatives of management. As described below, the Board will have one standing committee – the Audit Committee—and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The current Board has five standing committees: Audit Committee, Compliance Committee, Investment Oversight Committee, Nominating Committee, and Special Proxy Voting Committee. Upon shareholder election of the Nominees, it is expected that the Board will have one standing committee – the Audit Committee – and the full Board will fulfill the duties currently held by the Compliance Committee, Investment Oversight Committee,

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Nominating Committee, and Special Proxy Voting Committee. The Board may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The responsibilities of the Committee, including its oversight responsibilities, are described further below. The Trustees have engaged a Chief Compliance Officer ("CCO") for the Trust.

Board Conclusion on Experience, Qualifications, Attributes and Skills of Trustees/Nominees

The Nominating Committee of the current Board, which is currently composed of three Independent Trustees, reviews the experience, qualifications, attributes and skills of potential candidates for nomination or election by the Board, and conducted a similar review with respect to the current Nominees being nominated for election by shareholders prior to their election to the Board. In evaluating candidates for nomination or election as a Trustee, the Nominating Committee takes into account the contribution that the candidate would be expected to make and the experience, qualifications, attributes and skills that the Nominating Committee believes contribute to good governance for the Trust.

The current Board has concluded that, based on each Nominee's experience, qualifications, attributes and skills on an individual basis and in combination with those of the remaining Trustee, each Nominee is qualified to serve as Trustee. In determining that a particular Nominee was qualified to serve as a Trustee, the Board considered a variety of criteria. Information about the specific experience, skills, attributes and qualifications of each Trustee/Nominee is as follows:

Mr. Shary has over twenty years of corporate executive and accounting experience, including service as the chief financial officer of a publicly traded company and the chief executive officer of two companies. Mr. Shary is a Certified Public Accountant and has served in the financial services and investment company-related practices of a global accounting firm. Mr. Shary has also served on the boards of public and private companies, as well as non-profit entities. Mr. Shary's experience provides the Board with knowledge of management, financial reporting, and corporate governance issues.

Mr. Caldwell is the manager of a real estate investment firm. Mr. Caldwell has served on the board of a mutual fund complex for over nine years, including as chair of the audit committee for many years. His experience in the real estate and investment industries would provide the Board with an additional perspective and understanding of investment strategies used by advisors to the funds.

Mr. Lachenauer has been a sole practitioner attorney for over six years, providing advice and counsel to small businesses and individuals on business and financial matters. Mr. Lachenauer's previous experience at law firms and as an attorney at a large investment bank would provide the Board with knowledge of financial and investment regulatory matters.

Mr. McIntosh is a credit risk review analyst for a large international financial services company, and he has many years of credit analysis and loan servicing experience. Mr. McIntosh's experience in evaluating companies' financial condition would provide the Board with knowledge about investment strategies used by the advisors of the funds.

The current Board believes that, collectively, the Trustee/Nominees have the appropriate experience, qualifications, attributes, and skills, which will allow the Board to operate effectively in governing the Trust and protecting the interests of shareholders.

Leadership Structure

The Board will be led by Mr. Caldwell, who, if elected, will serve as the Chairman of the Board. The Board of Trustees will be comprised of Messrs. Caldwell, Lachenauer, McIntosh and Shary, and each will be an Independent Trustee or Nominee. The Trust's governance guidelines provide that Independent Trustees will meet

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in executive session at each Board meeting. The current Trustees believe that a Board consisting of only Independent Trustees is an appropriate leadership structure for the Trust.

Risk Oversight

In its risk oversight role, the Board oversees the Trust's risk management. The full Board engages in discussions of risk management and receives reports on investment and compliance risk at quarterly meetings and on an ad hoc basis, when and if necessary. The Board, directly or through its Audit Committee, reviews reports from among others, the advisors, sub-advisors, the Trust's CCO, the Trust's independent registered public accounting firm, and the Independent Trustees' counsel, as appropriate, regarding risks faced by the Trust and the funds, and the risk management programs of the Trust, the advisors and certain service providers. The full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from the Trust's CCO at quarterly meetings and on an ad hoc basis, when and if necessary. The Trust's CCO also meets at least quarterly in executive session with the Independent Trustees. The actual day-to-day risk management with respect to each fund resides with the fund's advisor and other service providers. Although the risk management policies of the advisor and the service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective.

Not all risks can be identified, nor can controls be developed to eliminate or mitigate the occurrence or effects of all risks. Moreover, it is necessary to bear certain risks such as investment-related risks to achieve the Trust's goals. As a result, the Trust's ability to manage risk is subject to substantial limitations.

Committee of the Board

Audit Committee. The Board has an Audit Committee comprised entirely of Independent Trustees and all Independent Trustees will be members of the Audit Committee. If they are elected as Trustees, Mr. Tobias Caldwell, Mr. Stephen Lachenauer and Mr. Donald McIntosh will join Mr. Mark Shary as Audit Committee members. The primary function of the Audit Committee is to assist the full Board in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent auditors, the audit plan and results and recommendations following independent audits, reviews the performance of the independent auditors and recommends engagement or discharge of the auditors to the full Board, reviews the independence of the independent auditors, reviews the adequacy of the Funds' internal controls and prepares and submits Committee meeting minutes and supporting documentation to the full Board. The Audit Committee met six times in 2014.

Consideration of Trustee Nominees

The full Board will consider candidates for trusteeship. The Board considers relevant qualifications of candidates for trusteeship, such as the integrity and character of the proposed nominee, and whether he or she serves on the boards of or is affiliated with competing financial organizations, and whether the candidate would be qualified to be considered an Independent Trustee and qualify for service on the Audit Committee.

The Board has adopted a policy for consideration of Trustee nominees recommended by shareholders. With regards to such policy, shareholders submitting a nomination must separately or as a group hold for at least one full year 5% of the shares of one of the Funds of the Trust. Any shareholder nominee recommendations should be sent to the attention of the Board in care of the Trust's Secretary, and should include biographical information, including business experience for the past ten years and a description of the qualifications of the proposed nominee, along with a statement from the proposed nominee that he or she is willing to serve and meets the requirements to be an Independent Trustee, if applicable. Shareholder nominees for Trustee will be given the same consideration as any candidate provided the nominee meets certain minimum requirements.

Compensation of Current Trustees

The Independent Trustees are paid a quarterly retainer, and receive compensation for each committee meeting, telephonic Board meeting, and special in-person Board meeting attended. Officers and employees of the Advisor who are "interested persons" are compensated by the Advisor and receive no compensation from the Trust. The Trust reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at such meetings. The Trust has no retirement or pension plans. During the fiscal year ended December 31, 2014, the Nominees were not Trustees and received no compensation from the Trust. The current Trustees received the following compensation from the Trust for the year ended December 31, 2014, which was paid under a prior compensation schedule:

Name	Aggregate Compensation From the Trust	Pension or Retirement Benefits Accrued as Part of Trust Expenses	Total Compensation From the Huntington Complex* Paid to Trustees
Independent Trustees			
Mark D. Shary	$ 73,000	None	$ 75,000
Thomas J. Westerfield	$ 90,500	None	$ 92,500
William H. Zimmer, III	$ 72,500	None	$ 74,500
Interested Trustees			
Joseph L. Rezabek	None	None	None
TOTAL	$ 236,000	None	$ 242,000

* The Huntington Complex consists of The Huntington Funds and Huntington Strategy Shares.

Trustee Ownership of Securities

As of the Record Date, none of the Nominees owned beneficially any shares of the Trust. For each current Trustee, set forth in the following table is a dollar range of equity securities of the Trust, together with the aggregate dollar range of equity securities in certain registered investment companies, including the Trust, managed by HAA or an affiliate and held out to investors as related companies for purposes of investment and investor services:

Name of Trustee	Dollar Range of Equity Securities in a fund	Aggregate Dollar Range of Equity Securities in the Huntington Complex*
Independent Trustees		
Mark D. Shary		Over $100,000
Money Market Fund	$10,000 - $50,000	
Situs Fund	$50,001 - $100,000	
EcoLogical Strategy ETF	$50,001 - $100,000	
Thomas J. Westerfield		$50,001 - $100,000
Dividend Capture Fund	$10,000 - $50,000	
Global Select Markets Fund	$10,000 - $50,000	
Situs Fund	$10,000 - $50,000	
William H. Zimmer, III		$50,001 - $100,000
Dividend Capture Fund	$50,001 - $100,000	
Interested Trustee		
Joseph L. Rezabek	None	None

* As of April 30, 2015, the Huntington Complex consists of 9 series of the Trust and 2 series of the Huntington Strategy Shares.

None of the Nominees or current Trustees own beneficially or of record any securities issued by the Advisor, the underwriter or the Insurance Companies.

Shareholder Communications with Board

Any shareholder who wishes to send a communication to the Board of the Trust should send the communication to the attention of the Trust's Secretary at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208. If a shareholder wishes to send a communication directly to an individual Trustee or to a Committee of the Board, then the communication should be specifically addressed to such individual Trustee or Committee and sent in care of the Trust's Secretary at the same address.

After reviewing the communication, the Trust's Secretary will then immediately forward the communication to the Board. Communications to individual Trustees or to a Committee sent in care of the Trust's Secretary will be immediately forwarded to the individual Trustee or to the Committee, as applicable.

Required Vote

All Nominees receiving a plurality of the votes cast will be elected as Trustees of the Trust. Under a plurality vote, the candidates who receive the highest number of votes will be elected, even if they receive approval from less than a majority of the votes cast. Because the Nominees are running unopposed, all three Nominees are expected to be elected as Trustees, as all Nominees who receive votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.

Required Vote

All Nominees receiving a plurality of the votes cast will be elected as Trustees of the Trust.

**PROPOSAL 2: APPROVAL OF THE
NEW INVESTMENT ADVISORY AGREEMENT WITH
HUNTINGTON ASSET ADVISORS, INC. (TO BE RENAMED
RATIONAL ADVISORS, INC.)**

(TO BE VOTED UPON BY SHAREHOLDERS OF THE FUNDS VOTING SEPARATELY)

Introduction

HAA has served as investment advisor to the Trust since its creation on May 12, 2001, as part of a reorganization of the investment advisory services of Huntington National Bank. HAA has been a separate, wholly owned subsidiary of Huntington National Bank, and has acted as investment advisor to each Fund pursuant to investment advisory agreements, or amendments thereto, between the Trust and HAA, as described in the following table:

Fund	Date of Agreement
Huntington Balanced Allocation Fund	July 29, 2009
Huntington Dividend Capture Fund	June 23, 2006
Huntington Global Select Markets Fund	December 28, 2009
Huntington Real Strategies Fund	April 30, 2007
Huntington Situs Fund	June 23, 2006

With respect to the Funds, shareholders last approved HAA as advisor in 2006 by sole shareholder action in lieu of a shareholder meeting, in connection with the redomestication of the Trust as a Delaware statutory trust.

The Board, including a majority of the Independent Trustees, last renewed the current investment advisory agreements (the "Current Agreements") between HAA and the Trust at meetings held on August 20-21, 2015.

During the past year, HAA had numerous discussions with the Board of Trustees about reorganizations within Huntington National Bank, its parent company, and that it was considering various options related to HAA's management of the Trust, including the sale of its asset management division. As a result of its change in business focus, Huntington National Bank agreed on September 3, 2015, to the sale of HAA to Rational Capital LLC (the "Huntington Sale"). The Huntington Sale is expected to be finalized on or about December 31, 2015, and will be contingent on the Trust shareholders approving Proposals 1-6 in this Proxy Statement. As a result of the Huntington Sale, HAA will be renamed Rational Advisors, Inc. (the "Advisor").

The sale of HAA under the Huntington Sale constitutes a change in control of the Trust's investment advisor, which would result in the automatic termination of the Current Agreements under the 1940 Act. After due diligence and consideration of HAA's new ownership structure and its management of the Trust and its funds, at a meeting held on October 27, 2015, the Trustees of the Trust (including the Independent Trustees) unanimously approved and recommended for shareholder approval a new investment advisory agreement between the Advisor and the Trust on behalf of the Funds (the "New Advisory Agreement"). If approved by the Funds' shareholders, the New Advisory Agreement will become effective, and the Current Agreements between the Trust and HAA will be terminated, on or about December 31, 2015. ~~As discussed below, the New Advisory Agreement is similar to each of the Current Agreements, except for the names of the parties to the agreements and the effective date and term thereof.~~ The New Advisory Agreement will be different from the Current Agreements with respect to the names of the parties to the agreements, the effective date and term of the agreement, and new expense limitations that may lead to higher expenses for some of the Funds. The Advisor will also manage the Funds differently such that their names, principal investment strategies and principal risks may change as described in Appendix A. Under the New Advisory Agreement, the Advisor will be responsible for the day-to-day management of the investment programs for the Huntington Balanced Allocation Fund, Huntington Dividend Capture Fund, Huntington Real Strategies Fund, and Huntington Situs Fund, and, upon shareholder approval of Proposal 4 in this Proxy Statement, it will engage a subadvisor to perform the day-to-day management of the Huntington Global Select Markets Fund. The fees payable to the Advisor by the Funds under the New Advisory Agreement will not change from the fees that are paid to HAA under the Current Agreements for all Funds, although the new expense limitation agreement will lead to higher expense caps for the Huntington Dividend Capture Fund~~,~~ and Huntington Global Select Markets Fund~~, Huntington Real Strategies Fund, and Huntington Situs Fund. Any~~. The changes to the ~~Funds'~~ Fund names, principal investment strategies and risks are described in Appendix A below.

The Current Agreements

The Trust, on behalf of the Funds, entered into the Current Agreements with HAA, which is located at Huntington Plaza, 37 West Broad Street, Columbus, Ohio 43215. The Current Agreements provide that HAA will have overall supervisory responsibility for the investment program of the Funds and at its own expense will provide certain items, such as office facilities and personnel necessary to perform the functions required to manage the investment of each Fund's assets, as well as pay the salaries, fees and expenses of the Trust's officers and of those Trustees who are interested persons of HAA. The Trust pays HAA, as full compensation for the services and facilities furnished to the Funds under the Current Agreements, a management fee based on an annual percentage of the average daily net assets of each of the Funds, as described in the following table:

Fund	Rate for first $500 million	Rate for next $500 million to $1 billion	Rate for excess over $1 billion
Huntington Dividend Capture Fund	0.75%	0.70%	0.65%
Huntington Global Select Markets Fund	1.00%	0.95%	0.90%
Huntington Real Strategies Fund	0.75%	0.70%	0.65%
Huntington Situs Fund	0.75%	0.70%	0.65%

Fund	Rate for all assets
Huntington Balanced Allocation Fund	0.10%

HASI serves as Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent to the Trust. In addition, the Funds' Chief Compliance Officer services are contracted with HASI and paid by the Trust at the contractual rate of $100,000 per year (from July 9, 2013 through August 19, 2014, the annual rate was $135,188). The Funds paid HASI the following during the last fiscal year for its services:

Fund	
Huntington Balanced Allocation Fund	$ 86,022
Huntington Dividend Capture Fund	$663,725
Huntington Global Select Markets Fund	$ 61,021
Huntington Real Strategies Fund	$146,612
Huntington Situs Fund	$805,515

The principal office of HASI is located at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208.

The New Advisory Agreement

~~The terms of the New Advisory Agreement and the Advisor's obligations thereunder are similar to the Current Agreements, except for the name of the advisor and the effective date and term of the Agreement.~~ The New Advisory Agreement will be different from the Current Agreements with respect to the names of the parties to the agreements, the effective date and term of the agreement, and new expense limitations that may lead to higher expenses for some of the Funds. The Advisor will also manage the Funds differently such that their names, principal investment strategies and principal risks may change as described in Appendix A. The New Advisory Agreement provides that it will remain in effect for two years after shareholder approval or closing of the Huntington Sale, and thereafter for successive periods of one year only so long as the Board of Trustees, including a majority of the Independent Trustees, specifically approves its continuance at least annually. The New Advisory Agreement would be subject to termination by the Trust or by the Advisor on 60 days written notice, and would terminate automatically in the event of its assignment.

The New Advisory Agreement provides that the Advisor will have overall supervisory responsibility for the investment program of the Funds and at its own expense will provide certain items, such as office facilities and personnel necessary to perform the functions required to manage the investment of each Fund's assets, as well as pay the salaries, fees and expenses of the Trust's officers and of those Trustees who are interested persons. The Advisor will be responsible for the day-to-day management of the investment programs for the Huntington Balanced Allocation Fund, Huntington Dividend Capture Fund, Huntington Real Strategies Fund, and Huntington Situs Fund, and, upon shareholder approval of Proposal 4 in this Proxy Statement, it will engage a subadvisor to perform the day-to-day management of the Huntington Global Select Markets Fund. The Advisor will be responsible for compensating any subadvisors out of advisory fees it receives from the Funds under the New Advisory Agreement. The New Advisory Agreement would provide that the Advisor shall not be liable for any action taken, omitted or suffered to be taken by it in its best professional judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the New Advisory Agreement, or in accordance with specific directions or instructions from the Trust; provided, however, that such acts or omissions shall not have constituted a material breach of the investment objectives, policies and restrictions applicable to the Trust, except for willful misfeasance, bad faith or gross negligence, or reckless disregard of its obligations and duties under the New Advisory Agreement, except to the extent otherwise provided by law.

Management Fees

The Trust will pay the Advisor, as full compensation for the services and facilities furnished to the Trust under the New Advisory Agreement, management fees identical to those paid to the Advisor under the Current Agreements based on an annual percentage of the average daily net assets of each of the Funds, so there would be no change to their management fees under the New Advisory Agreement as a result of the proposed new advisor. In computing the fee to be paid to the advisor, the net asset value of the Funds shall be calculated as set forth in the then current registration statement of the Trust.

The Advisor will also contractually agree to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Funds to the extent necessary to limit each Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to the expense cap noted below through April 30, 2017. This arrangement may only be terminated prior to such date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Fund	Share Class	Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements
Huntington Balanced Allocation Fund	Class A Shares	0.70%
Huntington Dividend Capture Fund	Class A Shares	1.25%
	Class C Shares	1.75%
	Institutional Shares	1.00%
Huntington Global Select Markets Fund	Class A Shares	1.50%
	Institutional Shares	1.25%
Huntington Real Strategies Fund	Class A Shares	1.25%
	Institutional Shares	1.00%
Huntington Situs Fund	Class A Shares	1.25%
	Class C Shares	1.75%
	Institutional Shares	1.00%

Appendix C contains a comparison of the current fees and expenses of each Fund with the pro forma fees and expenses that are expected to be incurred by each Fund under the New Advisory Agreement.

INFORMATION ABOUT THE ADVISOR

Until the Huntington Sale, HAA was a separate, wholly owned subsidiary of Huntington National Bank. After the Huntington Sale, HAA will become a wholly owned subsidiary of Rational Capital LLC, and will be located at 36 N. New York Avenue, 2nd Floor, Huntington, NY 11743. Rational Capital LLC is an independent private company.

HASI, a wholly-owned subsidiary of Huntington Bancshares, Incorporated and currently an affiliate of HAA, has served as Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent to the Trust, and it will continue to serve in those capacities after the Huntington Sale. The Trust paid HASI $1,971,364 during the last fiscal year for performing the services for the Trust. The principal office of HASI is located at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208.

HAA acts as the investment advisor for nine mutual funds and two exchange-traded funds. HAA has acted as an investment advisor for over 14 years. As of   , 2015, HAA had approximately $ billion in assets under management.

After the Huntington Sale, members of the Advisor's portfolio management team will manage the Funds under the New Advisory Agreement. As described in, and subject to shareholder approval of, Proposal 4, a portfolio management team from The Cambridge Strategy (Asset Management) Limited will manage the Huntington Global Select Markets Fund.

15

Huntington Balanced Allocation Fund, Huntington Dividend Capture Fund, Huntington Real Strategies Fund, and Huntington Situs Fund

- **David Miller** is a senior portfolio manager of the Advisor and Catalyst Capital Advisors LLC ("Catalyst") and co-founder of Catalyst and Rational Capital LLC. He is responsible for the day-to-day management of several funds managed by Catalyst and its affiliates. Prior to founding Catalyst, Mr. Miller was the CEO of Investment Catalyst, an investment newsletter he founded in 2005, which worked to identify undervalued stocks with a near term catalyst for appreciation.

- **Michael Schoonover** is a portfolio manager with the Advisor and has served as a portfolio manager of Catalyst since November 2013. He is responsible for the day-to-day management of several other funds managed by Catalyst and its affiliates. Mr. Schoonover began his association with Catalyst in 2011 as a research consultant supporting the implementation and back testing of quantitative strategies. In March 2013, he became a senior analyst at Catalyst to provide investment research for several mutual funds. From 2005 -2011, he served in various technical and scientific management roles with the Perrigo Company.

The following persons serve as the principal executive officers and directors of the Advisor after the Huntington Sale at the address listed above:

Name	Principal Occupation at the Advisor
Jerry Szilagyi	Chief Executive Officer and Managing Member
Robert Glass	Chief Compliance Officer and Head of Operations
George Amrhein	Director Of Risk Management

HAA currently serves as investment advisor to the following registered funds that have a similar investment objective and are managed similarly to the Funds:

Name	Total Assets Under Management (as of 10/23/2015)	Advisory Fee
Huntington VA Dividend Capture Fund	$ 25,670,776	0.60%
Huntington VA Situs Fund	$ 41,421,334	0.60%

Basis for the Board Recommendation

The Board believes that the Funds' shareholders can benefit from management of the Funds' assets by the Advisor, including its intention to appoint Cambridge to take over the day-to-day management of Huntington Global Select Markets Fund. ~~advisor of Huntington Global Select Markets Fund and described in its current prospectus and Statement of Additional Information, but its investment objective will remain the same.~~ Upon approval and commencement of the New Advisory Agreement, the Advisor will implement the changes to the Funds as described in Appendix A.

In evaluating, approving, and recommending to the Funds' shareholders that they approve the New Advisory Agreement, the Board of Trustees requested and evaluated information provided by HAA and Rational Capital LLC which, in the Board's view, constituted information necessary for the Board to form a judgment as to whether entering into the New Advisory Agreement with the Advisor would be in the best interests of the Trust and the Funds' shareholders. The Board considered all the criteria separately with respect to the Trust and the shareholders. Prior to making its final decision, the Independent Trustees met with their independent counsel to discuss the information provided.

In their deliberations, the Trustees did not identify any particular information that was all-important or controlling, and each Trustee attributed different weights to the various factors. In recommending that shareholders approve this proposal, the Trustees considered various factors, including:

- the nature, extent, and quality of the services to be provided by the personnel of the Advisor. The Trustees received in advance of the meeting information in the form of a questionnaire completed by HAA and Rational

Capital LLC concerning a number of topics, including its investment philosophy, resources, operations and compliance structure. The Trustees also had the benefit of several presentations made by the Advisor's new management personnel, where a number of topics, including its investment process, investment strategies, diversification, assets under management, personnel, compliance procedures and the firm's overall performance, were reviewed and discussed. In considering the approval of the New Advisory Agreement, the Trustees considered, with respect to the Advisor after the Huntington Sale (a) the experience, capability and integrity of its management and other personnel committed by the Advisor to the Trust; (b) the financial position of the Advisor; (c) the quality and commitment of the Advisor's regulatory and legal compliance policies, procedures and systems; and (d) the Advisor's brokerage and trading practices;

- the rate of the investment management fees that would be paid by the Funds to the Advisor under the New Advisory Agreement, with the Trustees noting that the management fees for the Funds would remain unchanged from the fees under the Current Agreements;

- the expense limitations that the Advisor intends to implement with respect to the Funds, which are expected to result in lower expense limits for Huntington Real Strategies Fund and Huntington Situs Fund and higher expense limits for Huntington Dividend Capture Fund and Huntington Global Select Markets Fund. While the new expense limitations were different from those in place currently, they would reduce the operating expenses of the Funds to levels that are generally consistent with the median of total operating expenses of their peer groups; and

- the fact that HASI would continue to provide administrative and other services to the Trust, which could lead to opportunities for increased efficiencies. The Board further noted that HASI, as an affiliate of HAA, has provided these services to the Trust.

In considering the expected profitability to the Advisor of its relationship with the Trust, the Board noted that the advisory fees under the New Advisory Agreement would be paid at the same level as under the Current Agreements. The Board further noted that the Advisor intended to implement expense limitations that, while different from those in place currently, would reduce the total net operating expenses of the Funds to levels that are generally consistent with the median of total operating expenses of their peer groups. For these reasons, the expected profitability to the Advisor of its relationship with the Trust was considered reasonable. Based on all the foregoing considerations, the Board concluded that the proposed New Advisory Agreement was favorable for shareholders because shareholders could benefit from management of the Funds' assets by the new investment advisory team of the Advisor.

Required Vote

Approval of the New Advisory Agreement for the Trust requires the affirmative vote of a majority of the outstanding voting securities of each Fund, with each Fund voting separately. Under the 1940 Act, a majority of a Fund's outstanding voting securities is defined as the lesser of (1) 67% of the outstanding shares represented at a meeting at which more than 50% of the Fund's outstanding shares are present in person or represented by proxy or (2) more than 50% of the Fund's outstanding voting securities (a "Majority Vote"). If the New Advisory Agreement is not approved by a Fund's shareholders, HAA would continue to serve as that Fund's investment advisor at the current fee levels, until the expiration of the Current Agreements, and the Board of Trustees would consider the options available to the Fund at that time including liquidation.

17

PROPOSAL 3: APPROVAL OF THE
NEW VA INVESTMENT ADVISORY AGREEMENT WITH
RATIONAL ADVISORS, INC.

(TO BE VOTED UPON BY SHAREHOLDERS OF THE VA FUNDS VOTING SEPARATELY)

Introduction

HAA has served as investment advisor to the Trust since its creation on May 12, 2001, as part of a reorganization of the investment advisory services of Huntington National Bank. HAA has been a separate, wholly owned subsidiary of Huntington National Bank, and has acted as investment advisor to each VA Fund pursuant to investment advisory agreements, or amendments thereto, between the Trust and HAA, dated as of June 23, 2006.

With respect to the VA Funds, shareholders approved HAA as advisor by sole shareholder action in lieu of a shareholder meeting at the inception of the VA Funds.

The Board, including a majority of the Independent Trustees, last renewed the current investment advisory agreement (the "Current Agreement") between HAA and the Trust with respect to the VA Funds at meetings held on August 20-21, 2015.

During the past year, HAA had numerous discussions with the Board of Trustees about reorganizations within Huntington National Bank, its parent company, and that it was considering various options related to HAA's management of the Trust, including the sale of its asset management division. As a result of its change in business focus, Huntington National Bank agreed on September 3, 2015, to the sale of HAA to Rational Capital LLC (the "Huntington Sale"). The Huntington Sale is expected to be finalized on or about December 31, 2015, and will be contingent on the Trust shareholders approving Proposals 1-6 in this Proxy Statement. As a result of the Huntington Sale, HAA will be renamed Rational Advisors, Inc.

The sale of HAA under the Huntington Sale constitutes a change in control of the Trust's investment advisor, which would result in the automatic termination of the Current Agreement under the 1940 Act. After due diligence and consideration of HAA's new ownership structure and its management of the Trust and the VA funds, at a meeting held on October 27, 2015, the Trustees of the Trust (including the Independent Trustees) unanimously approved and recommended for shareholder approval a new investment advisory agreement between the Advisor and the Trust on behalf of the VA Funds (the "New VA Advisory Agreement"). If approved by the VA Funds' shareholders, the New VA Advisory Agreement will become effective, and the Current Agreement between the Trust and HAA will be terminated, on or about December 31, 2015. ~~As discussed below, the New VA Advisory Agreement is similar to the Current Agreement, except for the names of the parties to the agreements, the advisory fees and the effective date and term thereof.~~ The New VA Advisory Agreement will be different from the Current Agreement with respect to the names of the parties to the agreements, the effective date and term thereof, and new advisory fees and expense limitations that will result in higher expenses for the VA Funds. The Advisor will also manage the VA Funds differently such that their names, principal investment strategies and principal risks may change as described in Appendix B. Under the New VA Advisory Agreement, the Advisor will be responsible for the day-to-day management of the investment programs for the VA Funds, and the fees payable to the Advisor by the VA Funds under the New VA Advisory Agreement will be higher than the fees that are paid to HAA under the Current Agreement for the VA Funds. Any changes to the VA ~~Funds'~~ Fund names, principal investment strategies and risks are described in Appendix B below.

The Current Agreement

The Trust, on behalf of the VA Funds, entered into the Current Agreement with HAA, which is located at Huntington Plaza, 37 West Broad Street, Columbus, Ohio 43215. The Current Agreement provides that HAA will have overall supervisory responsibility for the investment program of the VA Funds and at its own expense will provide certain items, such as office facilities and personnel necessary to perform the functions required to manage the investment of each VA Fund's assets, as well as pay the salaries, fees and expenses of the Trust's

18

officers and of those Trustees who are interested persons of HAA. The Trust pays HAA, as full compensation for the services and facilities furnished to the VA Funds under the Current Agreement, a management fee based on an annual percentage of the average daily net assets of each of the VA Funds at a rate of 0.60%.

HAA has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of each VA Fund to the extent necessary in order to limit each VA Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to the expense cap noted below through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the VA Fund's Board of Trustees. Under certain conditions, HAA may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by HAA could not cause the VA Fund's total annual fund operating expenses to exceed the stated expense caps.

VA Fund	Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements
Huntington VA Dividend Capture Fund	0.99%
Huntington VA Situs Fund	1.00%

For the last fiscal year ended December 31, 2014, the VA Funds paid the following in aggregate advisory fees under the Current Agreement to HAA:

VA Fund	Gross Advisory Fees	Net Advisory Fees After Waiver
Huntington VA Dividend Capture Fund	$ 220,420	$ 194,633
Huntington VA Situs Fund	$ 369,697	$ 345,780

The Current Agreement with HAA is scheduled to continue in effect until August 31, 2016, and thereafter from year to year so long as such continuance is approved annually by a majority of the Trust's Independent Trustees, and by either a majority of the outstanding voting shares of the Trust or the Trustees of the Trust. The Current Agreement will terminate automatically if assigned and may be terminated at any time, without payment of any penalty, by the Trust on 60 days written notice, or by HAA on 90 days written notice. The Current Agreement provides that HAA shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Current Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties on the part of HAA.

HASI serves as Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent to the Trust. In addition, the VA Funds' Chief Compliance Officer services are contracted with HASI and paid by the Trust at the contractual rate of $100,000 per year (from July 9, 2013 through August 19, 2014, the annual rate was $135,188). The VA Funds paid HASI the following during the last fiscal year for its services:

VA Fund	
Huntington VA Dividend Capture Fund	$ 80,502
Huntington VA Situs Fund	$127,967

The principal office of HASI is located at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208.

The New VA Advisory Agreement

~~The terms of the New VA Advisory Agreement and the Advisor's obligations thereunder are similar to the Current Agreement, except for the name of the advisor, the advisory fees and the effective date and term of the Agreement.~~ The New VA Advisory Agreement will be different from the Current Agreement with respect to the names of the parties to the agreements, the effective date and term thereof, and new advisory fees and expense limitations that will result in higher expenses for the VA Funds. The Advisor will also manage the VA Funds differently such that their names, principal investment strategies and principal risks may change as described in Appendix B. The New VA Advisory Agreement provides that it will remain in effect for two years after shareholder approval or closing of the Huntington Sale, and thereafter for successive periods of one year only so long as the Board of Trustees, including a majority of the Independent Trustees, specifically approves its continuance at least annually. The New VA Advisory Agreement would be subject to termination by the Trust or by the Advisor on 60 days written notice, and would terminate automatically in the event of its assignment.

The New VA Advisory Agreement provides that the Advisor will have overall supervisory responsibility for the investment program of the VA Funds and at its own expense will provide certain items, such as office facilities and personnel necessary to perform the functions required to manage the investment of each VA Fund's assets, as well as pay the salaries, fees and expenses of the Trust's officers and of those Trustees who are interested persons. The Advisor will be responsible for the day-to-day management of the investment programs for the VA Funds. While the Advisor does not currently intend to hire subadvisors to manage the investment programs of the VA Funds, if it later does hire subadvisors, it would be responsible for compensating any subadvisors out of advisory fees it receives from the VA Funds under the New VA Advisory Agreement. The New VA Advisory Agreement would provide that the Advisor shall not be liable for any action taken, omitted or suffered to be taken by it in its best professional judgment, in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the New VA Advisory Agreement, or in accordance with specific directions or instructions from the Trust; provided, however, that such acts or omissions shall not have constituted a material breach of the investment objectives, policies and restrictions applicable to the Trust, except for willful misfeasance, bad faith or gross negligence, or reckless disregard of its obligations and duties under the New VA Advisory Agreement, except to the extent otherwise provided by law.

Management Fees

The Trust will pay the Advisor, as full compensation for the services and facilities furnished to the Trust under the New VA Advisory Agreement, a management fee based on an annual percentage of the average daily net assets of each of the VA Funds at a rate of 0.75%, which will be higher than the 0.60% management fee paid by the VA Funds to HAA under the Current Agreement, but will result in the fees being consistent with the fee structure of the similar Funds discussed in Proposal 2 above. The table below shows (i) the aggregate amount of the management fee paid to HAA by the VA Funds during the fiscal year ended December 31, 2014, (ii) the aggregate amount of the management fee that would have been paid had the proposed management fee been in effect for the fiscal year ended December 31, 2014, (iii) the dollar difference between the two and (iv) the percentage difference between the two.

VA Fund	Current Management Fee Paid		Pro Forma Management Fee Paid		Difference Between Current and Pro Forma Management Fee		% Difference Between Current and Pro Forma Management Fee
Huntington VA Dividend Capture Fund	$	220,420	$	275,525	$	55,105	+25%
Huntington VA Situs Fund	$	369,697	$	462,121	$	92,424	+25%

The Advisor will also contractually agree to waive all or a portion of its management fee and/or reimburse certain operating expenses of the VA Funds to the extent necessary to limit each VA Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to the expense cap noted below through April 30, 2017. This arrangement may only be terminated prior to such date with the agreement of the VA Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the VA Fund's total annual fund operating expenses to exceed the stated expense caps.

VA Fund	Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements
Huntington VA Dividend Capture Fund	1.25%
Huntington VA Situs Fund	1.25%

Appendix D contains a comparison of the current fees and expenses of each VA Fund with the pro forma fees and expenses that are expected to be incurred by each VA Fund under the New VA Advisory Agreement.

INFORMATION ABOUT THE ADVISOR

Until the Huntington Sale, HAA was a separate, wholly owned subsidiary of Huntington National Bank. After the Huntington Sale, HAA will become a wholly owned subsidiary of Rational Capital LLC, and will be located at 36 N. New York Avenue, 2nd Floor, Huntington, NY 11743. Rational Capital LLC is an independent private company.

HASI, a wholly-owned subsidiary of Huntington Bancshares, Incorporated and currently an affiliate of HAA, has served as Administrator, Fund Accountant, Transfer Agent and Dividend Disbursing Agent to the Trust, and it will continue to serve in those capacities after the Huntington Sale. The Trust paid HASI $1,971,364 during the last fiscal year for performing the services for the Trust. The principal office of HASI is located at 2960 North Meridian Street, Suite 300, Indianapolis, Indiana 46208.

HAA acts as the investment advisor for nine mutual funds and two exchange-traded funds. HAA has acted as an investment advisor for 14 years. As of   , 2015, HAA had approximately $ billion in assets under management.

After the Huntington Sale, the following members of the Advisor's portfolio management team will manage the VA Funds under the New VA Advisory Agreement:

Huntington VA Dividend Capture Fund and Huntington VA Situs Fund

- **David Miller** is a senior portfolio manager of the Advisor and Catalyst and co-founder of Catalyst and Rational Capital LLC. He is responsible for the day-to-day management of several funds managed by Catalyst and its affiliates. Prior to founding Catalyst, Mr. Miller was the CEO of Investment Catalyst, an investment newsletter he founded in 2005, which worked to identify undervalued stocks with a near term catalyst for appreciation.

- **Michael Schoonover** is a portfolio manager with the Advisor and has served as a portfolio manager of Catalyst since November 2013. He is responsible for the day-to-day management of several other funds managed by Catalyst and its affiliates. Mr. Schoonover began his association with Catalyst in 2011 as a research consultant supporting the implementation and back testing of quantitative strategies. In March 2013, he became a senior analyst at Catalyst to provide investment research for several mutual funds. From 2005 -2011, he served in various technical and scientific management roles with the Perrigo Company.

The following persons serve as the principal executive officers and directors of the Advisor after the Huntington Sale at the address listed above:

Name	Principal Occupation at the Advisor
Jerry Szilagyi	Chief Executive Officer and Managing Member
Robert Glass	Chief Compliance Officer and Head of Operations
George Amrhein	Director Of Risk Management

HAA currently serves as investment advisor to the following funds that have a similar investment objective and are managed similarly to the VA Funds:

Name	Total Assets Under Management (as of 10/23/2015	Advisory Fee
Huntington Dividend Capture Fund	$ 137,404,411	0.75%
Huntington Situs Fund	$ 59,306,152	0.75%

Basis for the Board Recommendation

The Board believes that the VA Funds' shareholders can benefit from management of the VA Funds' assets by the Advisor. Upon approval and commencement of the New VA Advisory Agreement, the Advisor will implement the changes to the VA Funds as described in Appendix B.

In evaluating, approving, and recommending to the VA Funds' shareholders that they approve the New VA Advisory Agreement, the Board of Trustees requested and evaluated information provided by HAA and Rational Capital LLC which, in the Board's view, constituted information necessary for the Board to form a judgment as to whether entering into the New VA Advisory Agreement with the Advisor would be in the best interests of the Trust and the VA Funds' shareholders. The Board considered all the criteria separately with respect to the Trust and the shareholders. Prior to making its final decision, the Independent Trustees met with their independent counsel to discuss the information provided.

In their deliberations, the Trustees did not identify any particular information that was all-important or controlling, and each Trustee attributed different weights to the various factors. In recommending that shareholders approve this proposal, the Trustees considered various factors, including:

- the nature, extent, and quality of the services to be provided by the personnel of the Advisor. The Trustees received in advance of the meeting information in the form of a questionnaire completed by HAA and Rational Capital LLC concerning a number of topics, including its investment philosophy, resources, operations and compliance structure. The Trustees also had the benefit of several presentations made by the Advisor's new management personnel, where a number of topics, including its investment process, investment strategies, diversification, assets under management, personnel, compliance procedures and the firm's overall performance, were reviewed and discussed. In considering the approval of the New VA Advisory Agreement, the Trustees considered, with respect to the Advisor after the Huntington Sale (a) the experience, capability and integrity of its management and other personnel committed by the Advisor to the Trust; (b) the financial position of the Advisor; (c) the quality and commitment of the Advisor's regulatory and legal compliance policies, procedures and systems; and (d) the Advisor's brokerage and trading practices;

- the rate of the investment advisory fees that would be paid by the VA Funds to the Advisor under the New VA Advisory Agreement, with the Trustees noting that the advisory fees for the VA Funds would increase from the fees paid under the Current Agreements, from 0.60% to 0.75%. The Trustees noted the advisory fees under the New Advisory Agreement were consistent with the advisory fees charged by the Advisor to the other funds that it managed, while other service provider fees were expected to decrease under the New Advisory Agreement;

- the expense limitations that the Advisor intends to implement with respect to the VA Funds. While the advisory fees will increase under the New VA Advisory Agreement, they will be subject to the new expense limitation agreement;

- with respect to the Huntington VA Situs Fund, the prior performance of a fund managed by the investment personnel of the Advisor with substantially similar investment objectives, strategies and policies as the Fund, which was considered satisfactory when compared to performance of the peer group and relevant indexes; and

22

APPENDIX C

Comparison of current fees and expenses of each Fund with pro forma fees and expenses expected to be incurred under the New Advisory Agreement

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington Dividend Capture Fund, as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)[1] (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)*	0.68%	0.68%	0.43%
Acquired Fund Fees and Expenses	0.08%	0.08%	0.08%
Total Annual Fund Operating Expenses	1.51%	1.76%	2.26%
Fee Waivers and/or Expense Reimbursements[2]	(0.55)%	(0.55)%	(0.55)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.96%	1.21%	1.71%

*   Restated to reflect current expenses.
[1]   Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.
[2]   Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.88%, 1.13% and 1.63% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington Dividend Capture Fund, assuming the current asset level and that the new fees and expenses were in effect as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)[1] (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)	0.56%	0.56%	0.31%
Acquired Fund Fees and Expenses	0.08%	0.08%	0.08%
Total Annual Fund Operating Expenses	1.39%	1.64%	2.14%
Fee Waivers and/or Expense Reimbursements[2]	(0.30%)	(0.30%)	(0.30%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.09%	1.34%	1.84%

[1] Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.

[2] Rational Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00%, 1.25% and 1.75% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example shows the operating expenses you would incur as a shareholder if you invested $10,000 in the Fund over the time periods shown and you redeem all your shares at the end of those periods. The example assumes that the average annual return was 5%, operating expenses remained the same, and that the expense reduction/reimbursement remains in place for the contractual periods only. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

Current Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 126	$ 450	$ 798	$ 1,778
Class A Shares	$ 619	$ 977	$1,359	$ 2,428
Class C Shares — no redemption	$ 201	$ 680	$1,185	$ 2,574
Class C Shares — with redemption	$ 301	$ 680	$1,185	$ 2,574

Pro Forma Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 111	$ 395	$ 717	$ 1,629
Class A Shares	$ 605	$ 925	$1,283	$ 2,290
Class C Shares — no redemption	$ 187	$ 626	$1,107	$ 2,436
Class C Shares — with redemption	$ 287	$ 626	$1,107	$ 2,436

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington Global Select Markets Fund, as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	None	0.25%
Other Expenses (including shareholder services fee)*	1.86%	1.86%
Acquired Fund Fees and Expenses	0.04%	0.04%
Total Annual Fund Operating Expenses	2.90%	3.15%
Fee Waivers and/or Expense Reimbursements[1]	(1.94)%	(1.94)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.96%	1.21%

*   Restated to reflect current expenses.

Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.87% and 1.12% of the Institutional Shares and Class A Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington Global Select Markets Fund, assuming the current asset level and that the new fees and expenses were in effect as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	None	0.25%
Other Expenses (including shareholder services fee)	1.68%	1.68%
Acquired Fund Fees and Expenses	0.04%	0.04%
Total Annual Fund Operating Expenses	2.72%	2.97%
Fee Waivers and/or Expense Reimbursements[1]	(1.38%)	(1.38%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.34%	1.59%

[1] Rational Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.25% and 1.50% of the Institutional Shares and Class A Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example shows the operating expenses you would incur as a shareholder if you invested $10,000 in the Fund over the time periods shown and you redeem all your shares at the end of those periods. The example assumes that the average annual return was 5%, operating expenses remained the same, and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

Current Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 98	$ 616	$1,264	$ 3,009
Class A Shares	$ 592	$1,134	$1,798	$ 3,570

Pro Forma Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 136	$ 644	$1,251	$ 2,895
Class A Shares	$ 629	$1,160	$1,786	$ 3,465

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington Real Strategies Fund, as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%
Other Expenses (including shareholder services fee)*	1.78%	1.78%
Acquired Fund Fees and Expenses	0.11%	0.11%
Total Annual Fund Operating Expenses	2.64%	2.89%
Fee Waivers and/or Expense Reimbursements[1]	(1.44)%	(1.44)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	1.45%

*   Restated to reflect current expenses.

(1)   Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.04% and 1.29% of the Institutional Shares and Class A Shares daily net assets, respectively, through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington Real Strategies Fund, assuming the current asset level and that the new fees and expenses were in effect as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares
Management Fees	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%
Other Expenses (including shareholder services fee)	1.59%	1.59%
Acquired Fund Fees and Expenses	0.11%	0.11%
Total Annual Fund Operating Expenses	2.45%	2.70%
Fee Waivers and/or Expense Reimbursements[1]	(1.29%)	(1.29%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.16%	1.41%

(1)   Rational Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00% and 1.25% of the Institutional Shares and Class A Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Current Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 195	$ 752	$1,336	$ 2,920
Class A Shares	$ 685	$1,263	$1,866	$ 3,487

Pro Forma Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 118	$ 575	$1,127	$ 2,636
Class A Shares	$ 612	$1,095	$1,669	$ 3,224

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington Situs Fund, as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)[1] (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)*	1.00%	1.00%	0.75%
Acquired Fund Fees and Expenses	None	None	None
Total Annual Fund Operating Expenses	1.75%	2.00%	2.50%
Fee Waivers and/or Expense Reimbursements[2]	(0.67)%	(0.67)%	(0.67)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.08%	1.33%	1.83%

*   Restated to reflect current expenses.

Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.
(2) Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.03%, 1.28% and 1.78% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington Situs Fund, assuming the current asset level and new fees and that the new fees and expenses were in effect as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchase (as a percentage of offering price)	None	4.75%	None
Maximum Deferred Sales Charge (Load)[1] (as a percentage of net asset value)	None	None	1.00%
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	1.00%
Other Expenses (including shareholder services fee of 0.25% applicable to Institutional Shares and Class A Shares only)	0.78%	0.78%	0.53%
Acquired Fund Fees and Expenses	None	None	None
Total Annual Fund Operating Expenses	1.53%	1.78%	2.28%
Fee Waivers and/or Expense Reimbursements[2]	(0.48%)	(0.48%)	(0.48%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.05%	1.30%	1.80%

(1) Maximum Deferred Sales Charge on Class C Shares applies to shares sold within 12 months of purchase.
(2) Rational Advisors, Inc. has contractually agreed to waive all or a portion of its management fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00%, 1.25% and 1.75% of the Institutional Shares, Class A Shares and Class C Shares daily net assets, respectively, through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Current Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 144	$ 518	$ 918	$ 2,035
Class A Shares	$ 636	$1,042	$1,472	$ 2,666
Class C Shares — no redemption	$ 220	$ 747	$1,300	$ 2,811
Class C Shares — with redemption	$ 320	$ 747	$1,300	$ 2,811

Pro Forma Expense Example

	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 107	$ 411	$ 765	$ 1,761
Class A Shares	$ 601	$ 941	$1,328	$ 2,412
Class C Shares — no redemption	$ 183	$ 642	$1,153	$ 2,559
Class C Shares — with redemption	$ 283	$ 642	$1,153	$ 2,559

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington Balanced Allocation Fund, as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.10%
Distribution (12b-1) Fees	0.25%
Other Expenses*	0.62%
Acquired Fund Fees and Expenses	0.86%
Total Annual Fund Operating Expenses	1.83%
Fee Waivers and/or Expense Reimbursements[1]	(0.27)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.56%

* Restated to reflect current expenses.

Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's Class A Shares total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.70% of the Fund's daily net assets through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington Balanced Allocation Fund, assuming the current asset level and that the new fees and expenses were in effect as of August 31, 2015:

Shareholder Fees (fees paid directly from your investment)	Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%
Maximum Deferred Sales Charge (Load) (as a percentage of net asset value)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.10%
Distribution (12b-1) Fees	0.25%
Other Expenses (including shareholder services fee)	0.52%
Acquired Fund Fees and Expenses	0.86%
Total Annual Fund Operating Expenses	1.73%
Fee Waivers and/or Expense Reimbursements[1]	(0.17)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.56%

[1] Rational Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's Class A Shares total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.70% of the Fund's daily net assets through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example shows the operating expenses you would incur as a shareholder if you invested $10,000 in the Fund over the time periods shown and you redeem all your shares at the end of those periods. The example assumes that the average annual return was 5%, operating expenses remained the same and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on the above assumptions, your costs would be:

Current Expense Example

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 639	$1,011	$1,406	$ 2,510

Pro Forma Expense Example

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 626	$ 970	$1,346	$ 2,398

APPENDIX D

Comparison of current fees and expenses of each VA Fund with pro forma fees and expenses expected to be incurred under the New VA Advisory Agreement

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington VA Dividend Capture Fund, as of August 31, 2015:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.60%
Other Expenses*	0.51%
Acquired Fund Fees and Expenses	0.07%
Total Annual Fund Operating Expenses	1.18%
Fee Waivers and/or Expense Reimbursements[1]	(0.12)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.06%

* Restated to reflect current expenses.
[1] Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 0.99% of the Fund's daily net assets through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington VA Dividend Capture Fund, assuming the current asset level and that the new fees and expenses were in effect as of August 31, 2015:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (12b-1) Fees	0.25%
Other Expenses (including shareholder services fee)	0.72%
Acquired Fund Fees and Expenses	0.07%
Total Annual Fund Operating Expenses	1.79%
Fee Waivers and/or Expense Reimbursements[1]	(0.47%)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.32%

[1] Rational Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent

necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.25% of the Fund's daily net assets through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund's operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Current Expense Examples	1 Year	3 Years	5 Years	10 Years
Fund Shares	$ 114	$ 369	$ 643	$ 1,426

Pro Forma Expense Examples	1 Year	3 Years	5 Years	10 Years
Fund Shares	$ 134	$ 493	$ 903	$ 2,046

Fees and Expenses

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Huntington VA Situs Fund, as of August 31, 2015:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.60%
Other Expenses*	0.52%
Total Annual Fund Operating Expenses	1.12%
Fee Waivers and/or Expense Reimbursements[1]	(0.10)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.02%

*   Restated to reflect current expenses.

[1]   Huntington Asset Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.00% of the Fund's daily net assets through April 30, 2016. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

The following table describes the pro forma fees and expenses that you may pay if you buy and hold shares of the Huntington VA Situs Fund, assuming the current asset level and new fees and that the new fees and expenses were in effect as of August 31, 2015:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (12b-1) Fees	0.25%
Other Expenses (including shareholder servicing fee)	0.69%
Total Annual Fund Operating Expenses	1.69%
Fee Waivers and/or Expense Reimbursements[1]	(0.42)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.27%

[1] Rational Advisors, Inc. has contractually agreed to waive all or a portion of its investment advisory fee (based on average daily net assets) and/or reimburse certain operating expenses of the Fund to the extent necessary in order to limit the Fund's total annual fund operating expenses (after the fee waivers and/or expense reimbursements, and exclusive of acquired fund fees and expenses, brokerage costs, interest, taxes and dividends, and extraordinary expenses) to not more than 1.25% of the Fund's daily net assets through April 30, 2017. This arrangement may only be terminated prior to this date with the agreement of the Fund's Board of Trustees. Under certain conditions, the Advisor may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred. Any amounts recaptured by the Advisor may not cause the Fund's total annual fund operating expenses to exceed the stated expense caps.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund's operating expenses remain the same and that the expense reduction/reimbursement remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Current Expense Examples	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Fund Shares	$ 109	$ 351	$ 612	$ 1,359

Pro Forma Expense Examples	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Fund Shares	$ 129	$ 470	$ 858	$ 1,944